Exhibit 99.1
Shinhan Financial Group submitted a LOI(Letter of Intent) to participate in the preliminary bid for Kwangju Bank held by KDIC.

On September 23, 2013, Shinhan Financial Group submitted a LOI(Letter of Intent) to participate in the preliminary bid for Kwangju Bank Co., Ltd. held by KDIC(Korea Deposit Insurance Corporation).